LEGEND

Filed by Whiting Petroleum Corporation

(Commission File No. 001-31899)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Whiting Petroleum Corporation

(Commission File No. 001-31899)

Joint Employee Letter

Whiting and Oasis Teams,

Today is an important day for our two companies as we announced an agreement to combine in a merger of equals transaction. Our combined company will have a premier Williston Basin position with over 970 thousand net acres and production of about 170 thousand boepd, placing us in top tier positions in these two categories. With the resulting significant scale and enhanced financial strength, we will be well positioned to drive value creation and differential returns. At the time of closing, the combined entity will have a new name and trade under a new ticker, both of which are still undetermined. The press release we issued is attached.

Whiting and Oasis have made tremendous strides over the last year to advance our strategies and establish leading ESG frameworks, setting the foundation for this exciting next step. The two companies have long known and respected each other, and our recent discussions confirmed our expectations that we will be great partners. We are both excellent operators who understand that our great people are the key to unlocking the value in our complementary assets. We share values of safety always, integrity, respect, honesty and transparency and will foster an environment that incorporates collaboration, innovation and continuous improvement. Going forward, we both understand the importance of an empowered workforce prepared for their jobs through professional development and growth.

The transaction is in lockstep with both companies’ strategies, and positions our combined company to execute on a focused plan of generating strong free cash flow, expanding the company’s asset base and enhancing the return of capital to our shareholders. With the very significant crossover of shareholders between our companies, we expect the combination to be welcomed by investors. This is a new beginning for both organizations, and we intend to build on the best practices and cultures of both companies to maximize value for employees, communities and shareholders.

Once the transaction closes, which we expect in the second half of 2022, Lynn Peterson, Whiting’s CEO, will serve as Executive Chair of the Board of the combined company, and Danny Brown, Oasis’ CEO, will serve as President and CEO and as a member of the Board. In addition, Michael Lou, Oasis’ CFO, Chip Rimer, Whiting’s COO and Scott Regan, Whiting’s GC will serve in their respective capacities in the combined company. The leadership teams of both companies support the transaction and are committed to the success of the combined organization. We are grateful for the contributions and continued service of the named executive officers at both companies who will be departing at close (Jimmy Henderson, Taylor Reid and Nickolas Lorentzatos). The Board will be evenly split between the two companies.

The combined company will be headquartered in Houston and will maintain Whiting’s Denver office for the foreseeable future. The combined company will draw on the talent and competencies of both organizations with the goal of creating the premier Williston focused independent E&P Company. We expect to maintain nearly all of the staff through year-end, which will provide an extended opportunity for management to get to know the combined team and recognize top talent across the combined organization. We are committed to being thoughtful and transparent as we work through the integration process.

It is important to keep in mind that today is just day one, and there are many decisions to be made as we work through the integration planning process and progress toward the closing of the transaction. Until the close, we will continue to operate as independent companies and employees should not expect change in their day-to-day responsibilities. It will be especially important to remain focused on executing safely and in an environmentally friendly manner consistent with our cultures.

This is an exciting time but also a time of change, so we commit to frequent and open communication as we bring our companies together. Whiting and Oasis will each hold Town Halls today to discuss the transaction in more detail, and we will also gather in person in Houston, Denver and select sites in North Dakota in the coming days. Meeting invite details will be forthcoming. Attached are FAQs, which should answer some of your immediate questions.

Great assets can only be maximized by having great people. Your expertise, hard work and dedication made this exciting opportunity possible and will continue to drive our combined company’s success in this next chapter. We look forward to navigating the path ahead with you.

Sincerely,

Lynn Peterson President and Chief Executive Officer Whiting	Danny Brown Chief Executive Officer Oasis

Forward-Looking Statements

Certain statements in this communication concerning the transaction, including any statements regarding the expected timetable for completing the transaction, the results, effects, benefits and synergies of the transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Whiting’s and Oasis’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include statements regarding Whiting’s and Oasis’ plans and expectations with respect to the transaction and the anticipated impact of the transaction on the combined company’s results of operations, financial position, growth opportunities and competitive position. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that shareholders of Oasis may not approve the issuance of new shares of Oasis common stock in the transaction or that shareholders of Whiting may not approve the merger agreement; the risk that a condition to closing of the transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Whiting and Oasis; the effects of the business combination of Whiting and Oasis, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the transaction. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for our operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters.

Additional factors that could cause results to differ materially from those described above can be found in Whiting’s Annual Report on Form 10-K for the year ended December 31, 2021, as amended by Amendment No. 1 thereto, which is on file with the Securities and Exchange Commission (the “SEC”) and available from Whiting’s website at www.whiting.com under the “Investor Relations” tab, and in other documents Whiting files with the SEC; and in Oasis’ Annual Report on Form 10-K for the year ended December 31, 2021, which is on file with the SEC and available from Oasis’ website at www.oasispetroleum.com under the “Investor Relations” tab, and in other documents Oasis files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Whiting nor Oasis assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

No Offer or Solicitation

This communications does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information and Where You Can Find It

In connection with the proposed transaction, Whiting and Oasis intend to file materials with the SEC, including a Registration Statement on Form S-4 of Oasis (the "Registration Statement") that will include a joint proxy statement/prospectus of Whiting and Oasis. After the Registration Statement is declared effective by the SEC, Whiting and Oasis intend to mail a definitive proxy statement/prospectus to the shareholders of Whiting and the shareholders of Oasis. This communication is not a substitute for the joint proxy statement/prospectus or the Registration Statement or for any other document that Whiting or Oasis may file with the SEC and send to Whiting’s shareholders and/or Oasis' shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF WHITING AND OASIS ARE URGED TO CAREFULLY AND THOROUGHLY READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY WHITING AND OASIS WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WHITING, OASIS, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

Investors will be able to obtain free copies of the Registration Statement and joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Whiting and Oasis with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Whiting will be available free of charge from Whiting’s website at www.whiting.com under the “Investor Relations” tab or by contacting Whiting’s Investor Relations Department at (303) 837-1661 or BrandonD@whiting.com. Copies of documents filed with the SEC by Oasis will be available free of charge from Oasis’ website at www.oasispetroleum.com under the “Investor Relations” tab or by contacting Oasis’ Investor Relations Department at (281) 404-9600 or ir@oasispetroleum.com.

Participants in the Solicitation

Whiting, Oasis and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Whiting’s shareholders and Oasis’ shareholders in connection with the transaction. Information regarding the executive officers and directors of Oasis is included in its definitive proxy statement for its 2021 annual meeting filed with the SEC on March 18, 2021. Information regarding the executive officers and directors of Whiting is included in its definitive proxy statement for its 2021 annual meeting filed with the SEC on March 29, 2021. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement, joint proxy statement/prospectus and other materials when they are filed with the SEC in connection with the transaction. Free copies of these documents may be obtained as described in the paragraphs above.